April 2, 2014

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 41 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Trust (the “Trust”)

File Nos. 333-83423 and 811-9491

Dear Ms. Samuel:

On March 14, 2014, you provided additional telephonic comments regarding the above-referenced amendment, which adds a new series to the Trust, the AZL Wells Fargo Large Cap Growth Fund. This letter responds to your comments, each summarized below and followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(b), to be filed prior to April 21, 2014, which is the date on which the registration statement for this new fund automatically will go effective.

If we have misstated any of your comments, or if you have any additional comments, or need any additional information, please let me know.

Comment:  You noted that the registration statement contains various blanks and that this information needs to be completed.

Response:  The requested changes will be made.

Comment:  On page 3, you noted that the fee example figures appear to be incorrect.

Response:  We will review this information with the fund’s accountants and make required changes.

Comment:  On page 4, you noted that there is disclosure under Principal Risks of Investing in the Fund regarding Industry Sector Risk but no corresponding strategy disclosure, as indicated in Form N-1A, Item 9, instruction 4.

Response:  We will add disclosure under Principal Investment Strategies of the Fund to the effect that the Fund may invest in any sector, and at times the subadviser may emphasize one or more particular sectors.

Comment:  At page 5, you noted that the portfolio manager tenure should be since a particular date, rather than “since inception.”

Response:  The requested change will be made.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  On page 14, you noted that the disclosure regarding the Commodity Exchange Act is somewhat confusing with respect to whether the Fund currently qualifies for the exclusion.

Response:  We will add disclosure in the section to clarify that the Fund currently expects to qualify for the exclusion.

Comment:  You noted that the registration statement does not include disclosure regarding pass-through voting by the variable insurance carriers, and you asked for this to be included or for an explanation of why it is not included.

Response:  This information currently appears in the variable contract prospectuses. Additionally, we will add corresponding disclosure in the Fund’s SAI, responsive to Form N-1A, Item 22(a)(2)(iv).

Comment:  You asked for an explanation of the fact that, while the prospectus for the Fund indicates that futures, options and other derivatives are typically not employed as a component of the Fund’s portfolio, the SAI indicates that the Fund may use derivative instruments.

Response:  The prospectus disclosure reflects the fact that derivatives investments are not part of the principal investment strategies for the fund. However, while derivatives “typically” are not used, the SAI disclosure reflects the fact that it is nevertheless permissible for the Fund to invest in derivatives as a non-principal strategy.

Comment:  At page 45 in the SAI, you noted that the disclosure regarding the voluntary management fee reduction and the contractual expense limitation agreement is somewhat confusing with respect to whether the voluntary management fee reduction can be recouped.

Response:  As we discussed, the voluntary management fee reduction cannot be recouped; waivers under the expense limitation agreement may be recouped within 3 years as described in the disclosure. We will make changes to this disclosure to draw a clearer distinction between these two types of waivers.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer
763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.